UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G (Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2 Under the Securities Exchange Act of 1934 (Amendment No. )*

Zhihu Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.000125 per share Class B ordinary shares, par value US$0.000125 per share(1)
(Title of Class of Securities)

98955N 108**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)  Each Class B ordinary share may be converted into one Class A ordinary share at any time.

(2)  CUSIP number 98955N 108 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.” Two ADSs represent one Class A ordinary share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955N 108
1	Name of Reporting Person
MO Holding Ltd
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
19,227,592(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
19,227,592(1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
19,227,592(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
6.4%. The voting power of the shares beneficially owned represented 40.7% of the total outstanding voting power.(2)
12	Type of Reporting Person CO

Notes:

(1)            Represents 19,227,592 Class B ordinary shares held by MO Holding Ltd, a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Yuan Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. See Item 4.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 299,063,297 issued and outstanding ordinary shares (consisting of 279,835,705 Class A ordinary shares and 19,227,692 Class B ordinary shares) of the Issuer as of December 31, 2021 as a single class, excluding the 11,681,119 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

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CUSIP No. 98955N 108
1	Name of Reporting Person
Yuan Zhou
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
22,030,287(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
22,030,287(1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
22,030,287(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
7.4%. The voting power of the shares beneficially owned represented 41.3% of the total outstanding voting power.(2)
12	Type of Reporting Person IN

Notes:

(1)            Represents (i) 19,227,692 Class B ordinary shares held by MO Holding Ltd and (ii) 2,802,695 Class A ordinary shares held by ARK Trust (Hong Kong) Limited as trustee of The ZH 2 Trust. Mr. Zhou has beneficial ownership of these 2,802,695 Class A ordinary shares, including the shares that he will have ownership within 60 days after December 31, 2021. See Item 4.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 299,063,297 issued and outstanding ordinary shares (consisting of 279,835,705 Class A ordinary shares and 19,227,692 Class B ordinary shares) of the Issuer as of December 31, 2021 as a single class, excluding the 11,681,119 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

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Item 1(a).	Name of Issuer: Zhihu Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China
Item 2(a).	Name of Person Filing: MO Holding Ltd Yuan Zhou (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

MO Holding Ltd:
Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

Yuan Zhou:

A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

Item 2(c)	Citizenship: MO Holding Ltd – British Virgin Islands Yuan Zhou – People’s Republic of China
Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.000125 per share, and Class B ordinary shares, par value US$0.000125 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.000125 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

Item 2(e).

CUSIP Number:

98955N 108

There is no CUSIP number assigned to the Class A ordinary shares or Class B ordinary shares. CUSIP number 98955N 108 has been assigned to the ADSs of the issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.” Two ADSs represent one Class A ordinary share.

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
MO Holding Ltd	19,227,692	6.4%	40.7%	19,227,692	0	19,227,692	0
Yuan Zhou	22,030,287	7.4%	41.3%	22,030,287	0	22,030,287	0

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 299,063,297 issued and outstanding ordinary shares (consisting of 279,835,705 Class A ordinary shares and 19,227,692 Class B ordinary shares) of the Issuer as of December 31, 2021 as a single class, excluding the 11,681,119 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan. In computing the percentage ownership of the Reporting Persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2021.

As of December 31, 2021, the 22,030,287 ordinary shares of the Issuer beneficially owned by Mr. Yuan Zhou comprise (i) 19,227,692 Class B ordinary shares held by MO Holding Ltd and (ii) 2,802,695 Class A ordinary shares held by ARK Trust (Hong Kong) Limited as trustee of The ZH 2 Trust. Mr. Zhou has beneficial ownership of these 2,802,695 Class A ordinary shares, including the shares that he will have ownership within 60 days after December 31, 2021.

MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The registered address of MO Holding Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

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The ZH 2 Trust is established under the laws of Hong Kong. ARK Trust (Hong Kong) Limited is a company incorporated in Hong Kong whose registered office is at Room 01-04, 15/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

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LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 11, 2022

MO Holding Ltd

By:	/s/ Yuan Zhou
Name:	Yuan Zhou
Title:	Director

Yuan Zhou

/s/ Yuan Zhou